

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 18, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Jeffrey C. Ackerman
Chief Financial Officer
Sealy Corporation
Sealy Drive, One Office Parkway
Trinity, North Carolina 27370

        RE: Form 10-K for the year ended November 29, 2009
                Form 10-Q for the period ended February 28, 2010
                Form 8-K filed on March 30, 2010
                    File No. 1-8738

Dear Mr. Ackerman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief